

March 22, 2011

Peter G. Matthews, President
Rival Technologies, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: Rival Technologies, Inc.**
> **Form 8-K**
> **Filed March 16, 2011**
> **File No. 0-49900**

Dear Mr. Matthews:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in the first paragraph which indicates that Chisholm's report dated April 14, 2010 was modified as to the uncertainty of your ability to continue as a going concern; however, we note that their report dated March 27, 2009 included in your Form 10-K filed on April 15, 2009 also contained such modifications. Please revise your Form 8-K to appropriately disclose this modification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

Melinda Hooker
Staff Accountant